Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merus N.V.:

We consent to the incorporation by reference in the registration statement (No. 333-211497) on Form S-8 and in the registration statement (No. 333-218432) on Form F-3 and F-3/A of Merus N.V. of our report dated April 30, 2018, with respect to the consolidated statements of financial position of Merus N.V. as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2017 annual report on Form 20-F of Merus N.V.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 30, 2018